SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRGS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 1024, of 06.28.2024 DEL-122 of 06.28.06

CERTIFICATE

MINUTES OF THE THOUSAND AND TWENTY-FOURTH MEETING OF THE

BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ n° 00001180/0001-26

It is hereby certified, for all due purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) inaugurated, as per call made by the Chairman of the Board of Directors, pursuant to article 25, §4º , of the Company's Bylaws, its 1024th meeting on 06.27.2024, at 5:00 pm, closing on 06.28.2024 at 3:38 pm, in an electronic deliberation circuit. The Board Members participated: VICENTE FALCONI CAMPOS (VFC), as Chairman, ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no records of absences. The meeting was also attended by Governance Officer BRUNO KLAPPER LOPES (BKL) and Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), who served as secretary of the meeting. INSTALLATION AND DELIBERATION QUORUMS: The deliberations of this meeting must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present (art. 25, caput, Bylaws), except in cases qualified quorum (art. 26, Bylaws). The meeting was convened with the presence of nine members, in compliance with the minimum quorum for installation of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the occasion of the deliberation. The prior declaration of conflict of interests by the Councilor and/or his/her momentary absence from the conclave results in his/her being subtracted for the purposes of calculating the respective minimum deliberation quorum.

DEL 122, dated 06/28/2024. Implementation and Verification of Suspensive Conditions – Eletrobras Furnas Merger. RES 341, of 06/24/2024.

The Board of Directors unanimously decided, without reservations and restrictions:

1. Ratify compliance and implementation of the suspensive conditions provided for in the Protocol and Justification of the Merger of Eletrobras Furnas into Eletrobras;

2. Approve the implementation of the Merger under the terms of the Protocol and Justification and as approved in the Merger EGM, defining the effective date of the merger of ELETROBRAS Furnas into Eletrobras on 07/01/2024;

3. Authorize Eletrobras administrators to carry out all acts necessary to implement the Merger; and

4. Delegate powers to the Executive Board of Eletrobras to proceed with amendments to all ELETROBRAS Furnas contracts that are necessary, with a view to formalizing the succession of Eletrobras, arising from the merger operation, with the Executive Board being able to make specific delegations.

Approval quorum: Unanimity of participants.

Closing and recording: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is archived at the Company's headquarters. As there was nothing further to discuss about DEL 122/2024, the President VFC closed the related work and ordered the Secretary of Governance FKJ to draw up this Certificate which, after being read and approved by the board, will be signed by him. The other matters of this meeting were omitted from this certificate, as they relate to purely internal interests of the Company, a legitimate precaution, supported by the Administration's duty of secrecy, in accordance with the “caput” of article 155 of the Corporations Law, standing, therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. The Board Members present were: VICENTE FALCONI CAMPOS (VFC), ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD ), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, July 02, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secratary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.